SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

GENESYS S.A.

(Exact name of registrant as specified in its charter)

Le Triade, 215 rue Samuel Morse, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

Genesys Conferencing Reports First Quarter Results for 2007

Vienna, Virginia, and Montpellier, France – May 15, 2007 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia collaboration service leader, today reported unaudited financial results for the first quarter ended March 31, 2007. All results are reported under International Financial Reporting Standards (IFRS).

Volume and Revenue

Total volume increased by 25.7% to 694.3 million minutes in the first quarter of 2007 compared to 552.2 million minutes the first quarter of 2006. The volume increase was primarily driven by strong quarterly growth for Genesys Meeting Center services, which increased by 27.6% to 660.9 million minutes in the first quarter of 2007.

Total revenue in the first quarter of 2007 was 36.2 million euros compared to 36.4 million euros in the first quarter 2006 revenue. Genesys Meeting Center revenue was 29.1 million euros in the first quarter of 2007, an increase of 0.4 million euros compared to 28.6 million euros in the first quarter of 2006. Revenue from legacy attended conferencing services was down 0.6 million euros for the first quarter of 2007 compared to last year.

Gross Margin and Operating Expenses

Gross margin was 62.3% in the first quarter of 2007 compared to 63.3% in the first quarter of 2006. The decline in gross margin largely reflects the impact of price erosion, partially offset by a reduction in telecommunication costs per minute and an absolute reduction in operations costs, due to the expected decline of legacy attended conferencing services.

Selling, general and administrative expenses in the first quarter of 2007 were 18.8 million euros down 1.8 million euros or 8.7%, compared to 20.5 million euros in the first quarter of 2006. The decline in operating expenses reflects the company’s efforts to further improve the cost effectiveness of its operations. As expected, total operating expenses in the first quarter of 2007 included a 0.5 million euro restructuring charge related to continuing management initiatives aimed at reducing the company’s overall cost structure.

EBITDA and Net Income

EBITDA(1), excluding stock-based compensation, improved to 6.1 million euros, or a 16.8% EBITDA margin, for the first quarter of 2007, compared to 4.8 million euros, or a 13.3% EBITDA margin, for the first quarter of 2006. The improvement in EBITDA primarily reflects the reduction of operating expenses.

Net income in the first quarter of 2007 increased to 1.2 million euros compared to a net loss of (0.7) million euros in the first quarter of 2006. The improvement in net income reflects not only lower operating costs but also lower interest expense.

Liquidity

As of March 31, 2007, the company’s net cash(2)  was 8.1 million euros, an increase of 1.7 million euros during the quarter when compared to 6.4 million euros of net cash as of December 31, 2006.

The company’s net debt(2) position as of March 31, 2006, was 21.7 million euros compared to 23.1 million euros as of December 31, 2006.  Shareholders’ equity was 50.9 million euros compared to 49.9 million euros as of December 31, 2006.

“The efficiency of our Genesys Meeting Center business together with further decreases in operating costs this quarter resulted in improving cash flow,” stated Andrew Lazarus, Executive Vice President and Chief

Financial Officer. “Additionally, we believe that our voluntary SEC deregistration will greatly simplify our public reporting process and, as a result, improve our corporate finance structure.”

Conference Call and Webcast

Chairman and Chief Executive Officer François Legros and Executive Vice President and Chief Financial Officer Andrew Lazarus will host a conference call on Tuesday, May 15, 2007 at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Time to discuss first quarter 2007 financial results.

The conference call will be web cast live and may be accessed at http://events.webeventservices.com/genesys/2007/05/15

A replay of the call will be available at the same URL or at http://www.genesys.com

(1)                                  See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA. The company believes that EBITDA is a meaningful measure of performance, because it presents the company’s results of operations without the non-cash impact of depreciation and amortization. EBITDA is reported excluding stock-based compensation expense.

(2)                                  Net cash includes cash and cash equivalents less bank overdrafts. Net debt includes current and long-term portions of long-term debt and capitalized lease obligations, less net cash.

FINANCIAL TABLES TO FOLLOW

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis.  As a result, it has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar.  In 2006, and continuing through the first quarter of 2007, the U.S. dollar has fluctuated compared to the euro. As a result, the comparability of the company’s revenues and results of operations expressed in euros were affected.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys Conferencing with the Securities and Exchange Commission on May 18, 2006.

Although Genesys Conferencing’s management believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organisations worldwide, including more than 200 of the Fortune Global 500.  The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand.  With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (FR0004270270) and on the NASDAQ in the U.S. (GNSY).  Additional information is available at www.genesys.com.

At Genesys Conferencing

Andrew G. Lazarus

Executive Vice President, Chief Financial Officer
Phone: +1 703-749-2500
andrew.lazarus@genesys.com

Marine Pouvreau
Investor Relations Manager
Phone: +1 703-749-2500
marine.pouvreau@genesys.com

GENESYS CONFERENCING

Consolidated Balance Sheets

(Unaudited IFRS, in thousands of euros, except share data)

	December 31, 2006	March 31, 2007

ASSETS
Non current assets
Goodwill, customer lists and technology	34,887	34,100
Other intangible assets, net	6,939	6,678
Tangible assets, net	15,402	14,522
Financial assets, net	1,579	1,558
Deferred tax assets	10,829	10,550

Total non current assets	69,636	67,408

Current assets
Accounts receivable, less allowances (€1,316 and €1,225 at December 31, 2006 and March 31, 2007, respectively)	24,464	26,013
Prepaid expenses and other current assets	9,352	10,275
Cash and cash equivalents	8,083	9,846

Total current assets	41,899	46,134
TOTAL ASSETS	111,535	113,542

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity (deficit)
Ordinary shares, nominal value of €1 per share 69,798,286 shares issued and outstanding at December 31, 2006 and 69,882,837 shares issued and outstanding at March 31, 2007	69,798	69,883
Common shares to be issued	135	134
Additional paid-in capital	179,706	179,757
Additional paid-in capital to be issued	3,735	3,701
Reserve for stock-based compensation	3,410	3,637
Accumulated deficit	(218,411)	(212,115)
Net income	6,421	1,241
Currency translation adjustments	5,095	4,659
Total shareholders’ equity (deficit)	49,889	50,897
Provisions for risks and charges	434	457

Deferred tax liability	1,297	1,289

Long-term debt
Long-term portion of long-term debt	20,127	19,974
Long-term portion of capitalized lease obligations	183	176

Total long-term debt and other liabilities	22,041	21,896

Current liabilities
Bank overdrafts	1,673	1,702
Accounts payable and accrued liabilities	12,436	12,292
Taxes payable and deferred compensation	11,144	12,152
Current portion of provision for risks and charges	1,601	1,443
Current portion of long-term debt	9,085	9,620
Current portion of capitalized lease obligations	125	90
Other current liabilities	3,540	3,450

Total current liabilities	39,605	40,749
LIABILITIES AND SHAREHOLDERS’ EQUITY	111,535	113,542

GENESYS CONFERENCING

Consolidated Statements of Operations

(Unaudited IFRS, in thousands of euros, except share data)

	Three months ended March 31,	Three months ended March 31,
	2006	2007

Revenue	36,377	36,174
Cost of revenue	(13,357)	(13,638)
Gross profit	23,020	22,536

Operating expenses
Research and development	1,203	1,580
Selling and marketing	11,495	9,279
General and administrative	7,847	7,373
Restructuring charge	—	520
Amortization of intangibles	747	573
	21,292	19,325
Operating income	1,728	3,211

Interest income	51	53
Interest expense	(1,214)	(803)
Foreign exchange gain (loss)	563	73
Other income (expense)	(494)	(361)
Income tax credit (expense)	(1,368)	(932)
Net income	(734)	1,241

Basic net income per share	(0.02)	0.02
Diluted net income per share	(0.02)	0.02
Number of outstanding shares used in computing basic net income per share	40,163,460	69,923,712
Number of outstanding shares used in computing diluted net income per share	40,163,460	69,950,197

GENESYS CONFERENCING

Note to the Consolidated Financial Statements

(Unaudited IFRS, in thousands of euros, except share data)

	Three months ended March 31,	Three months ended March 31,
	2006	2007
NOTE A- EBITDA calculation
Operating income	1,728	3,211
Amortization of identifiable intangible assets	747	573
Depreciation	2,048	2,046

EBITDA	4,523	5,830
Stock-based compensation	293	228

EBITDA before stock-based compensation	4,816	6,058

GENESYS CONFERENCING
Consolidated Statements of Cash Flows

(Unaudited IFRS, in thousands of euros, except share data)

	Three months ended March 31,	Three months ended March 31,
	2006	2007
Cash flows from operating activities:
Net (loss) income	(734)	1,241
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	2,048	2,046
Amortization of other intangibles	747	573
Allowance (recovery) for bad debt	(125)	(90)
Stock-based compensation	293	228
Loss on disposal of property and equipment	9	48
Deferred taxes	539	253
Changes in operating assets and liabilities	(576)	(725)
Net cash provided by operating activities	2,201	3,574
Cash flows from investing activities:
Acquisition of a business, net of cash acquired	(3,338)	—
Purchases of property and equipment	(2,699)	(1,333)
Net cash used in investing activities	(6,037)	(1,333)
Cash flows from financing activities:
Increase (decrease) in bank overdrafts	(203)	47
Increase (decrease) in factored receivables borrowing	260	(95)
Proceeds from the issuance of common stock	47,436	—
Borrowings from credit facility revolver	4,880	—
Principal payments on long-term debt	(46,783)	—
Interest paid	(1,119)	—
Net cash provided by (used in) financing activities	4,471	(48)
Effect of foreign exchange rate changes on cash and cash equivalents	(960)	(430)
Increase (decrease) in cash and cash equivalents	(325)	1,763
Cash and cash equivalents, beginning of period	5,915	8,083
Cash and cash equivalents, end of period	5,590	9,846

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2007

GENESYS SA

By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer